FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated March 7, 2006

Commission File Number 001-11005

ARACRUZ CELULOSE S.A.

(Exact Name as Specified in its Charter)

        ARACRUZ CELLULOSE S.A.

(Translation of Registrant’s Name)

Av. Brigadeiro Faria Lima, 2,277—4th floor

São Paulo, SP 01452-000, Brazil

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	Yes X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 7, 2006

ARACRUZ CELULOSE S.A.
By: /s/ Carlos Augusto Lira Aguiar
Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Release, March 6, 2006